

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2017

Via E-mail
Stephen P. Antony
Chief Executive Officer
Energy Fuels Inc.
225 Union Blvd., Suite 600
Lakewood, Colorado 80228

   Re: **Energy Fuels Inc.**
          Form 10-K for the Fiscal Year Ended December 31, 2016
          Filed March 10, 2017
          File No. 001-36204

Dear Mr. Antony:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ John Reynolds

                                        John Reynolds
                                        Assistant Director
                                        Offices of Beverages, Apparel and Mining